Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

AppLovin Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

03831W108

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Ling Tang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person IN

ITEM 1.	(a) Name of Issuer:

AppLovin Corporation (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

1100 Page Mill Road, Palo Alto, CA 94304

ITEM 2.	(a) Name of Person Filing:

Ling Tang (the “Reporting Person”)

(b)	Address or Principal Business Office:

The address for the Reporting Person is Unit 11, 22/F., Global Gateway Tower, Nos. 61 - 63 Wing Hong Street, Lai Chi Kok, Kowloon, Hong Kong.

(c)	Citizenship of each Reporting Person is:

The Reporting Person is a citizen of Canada.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.00003 per share (“Class A Common Stock”).

(e)	CUSIP Number:

03831W108

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

This amendment to Schedule 13G is being filed to report that, as of the date hereof, the Reporting Person does not beneficially own any shares of Class A Common Stock.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2024

Ling Tang

/s/ Ling Tang